Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Income (loss) from continuing operations before taxes	$1,631	$1,568	$503	$1,135	$(673)
Sub-total of fixed charges	279	282	308	307	292
Sub-total of adjusted income (loss)	1,910	1,850	811	1,442	(381)
Interest on annuities and financial products	2,486	2,478	2,488	2,499	2,513
Adjusted income (loss) base	$4,396	$4,328	$3,299	$3,941	$2,132
Fixed Charges
Interest and debt expense (1)	$265	$268	$286	$286	$261
Interest expense related to uncertain tax positions	2	1	9	7	13
Portion of rent expense representing interest	12	13	13	14	18
Sub-total of fixed charges excluding interest on
annuities and financial products	279	282	308	307	292
Interest on annuities and financial products	2,486	2,478	2,488	2,499	2,513
Total fixed charges	$2,765	$2,760	$2,796	$2,806	$2,805

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products (2)	6.85	6.56	2.63	4.70	NM
Ratio of adjusted income (loss) base to total fixed
charges (2)	1.59	1.57	1.18	1.40	NM

(1)	Interest and debt expense excludes a $5 million loss, $8 million loss, $5 million loss and $64 million gain related to the early retirement of debt in 2012, 2011, 2010 and 2009, respectively.
(2)

The ratio of earnings to fixed charges for the year ended December 31, 2009, indicated less than one-to-one coverage and is therefore not presented.  Additional earnings of $673 million would have been required for the year ended December 31, 2009, to achieve a ratio of one-to-one coverage.